UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated December 11, 2023

(Commission File No. 1-15024)

____________________

Novartis AG

(Name of Registrant)

Lichtstrasse 35

4056 Basel

Switzerland

(Address of Principal Executive Offices)

____________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Novartis International AG Novartis Global Communications CH-4002 Basel Switzerland https://www.novartis.com https://twitter.com/novartisnews

MEDIA & INVESTOR RELEASE

Novartis investigational iptacopan Phase III study demonstrates clinically meaningful and statistically significant proteinuria reduction in patients with C3 glomerulopathy (C3G)

Ad hoc announcement pursuant to Art. 53 LR

•	Phase III APPEAR-C3G study met its primary endpoint, demonstrating superiority of iptacopan vs. placebo in proteinuria reduction at six-month analysis[1]; the safety profile of iptacopan was consistent with previously reported data1-3

•	C3 glomerulopathy (C3G) is an ultra-rare complement-mediated kidney disease, with approximately 50% of patients progressing to kidney failure within 10 years of diagnosis4-7; currently no treatments address the underlying cause of C3G7-9

•	Novartis plans to review results with global health authorities to enable potential submissions in 2024; data will be submitted for presentation at an upcoming medical meeting

•	Iptacopan demonstrated positive Phase III results in IgA nephropathy (IgAN) at the interim analysis and a late-stage development program is ongoing across four investigational indications10-14

Basel, December 11, 2023 — Novartis today announced positive topline results from the six-month, double-blind period of the Phase III APPEAR-C3G study of iptacopan for the treatment of patients with C3 glomerulopathy (C3G)1. The study met its primary endpoint, with iptacopan (200 mg twice daily) demonstrating superiority compared to placebo in providing clinically meaningful and statistically significant proteinuria (protein in urine) reduction on top of background therapy at six months1. The safety profile of iptacopan was consistent with previously reported data1-3.

The data will be submitted for presentation at an upcoming medical meeting and discussed with global health authorities anticipating potential regulatory submissions in 2024. The APPEAR-C3G study continues for a six-month, open-label period, in which all patients receive iptacopan, including those previously receiving placebo12,15. In addition, enrollment is ongoing in a separate cohort of adolescent patients with C3G12,15.

“People living with C3 glomerulopathy have no approved treatment options indicated for this progressive disease, posing many challenges and uncertainty for these mostly young patients,” said Shreeram Aradhye, M.D., President, Development and Chief Medical Officer, Novartis. “These positive results demonstrate the potential of iptacopan to provide clinically meaningful benefit in C3G and add to our growing body of evidence that supports its use across multiple complement-mediated diseases.”

Iptacopan, which is also being investigated in other complement-mediated diseases, recently achieved positive interim results in IgA nephropathy (IgAN)10. On December 5, 2023, the FDA approved iptacopan, under the brand name Fabhalta®, as the first oral monotherapy for the treatment of adults with paroxysmal nocturnal hemoglobinuria (PNH), and it is currently being reviewed by the EMA for the same indication16-17.

About the study

APPEAR-C3G (NCT04817618) is a Phase III multicenter, randomized, double-blind, parallel group, placebo-controlled study to evaluate the efficacy and safety of twice-daily oral iptacopan (200 mg) in C3G patients12,15. In addition to the announced topline results for adult patients with C3G, enrollment is ongoing in a separate cohort of adolescent patients with C3G12,15. The study comprises a six-month double-blind period where patients were randomized 1:1 to receive iptacopan or placebo on top of background therapy, followed by a six-month open-label period where all patients receive iptacopan (including those who were previously on placebo) on top of background therapy12,15.

The primary endpoint for the six-month double-blind period was proteinuria reduction at six months as measured by urine protein to creatinine ratio (UPCR)12,15. The primary endpoint for the open-label period is proteinuria reduction at 12 months (both treatment arms) and a comparison between proteinuria reduction at 6 and 12 months (placebo arm)12,15. Secondary endpoints include change in estimated glomerular filtration rate (eGFR), proportion of participants meeting composite renal endpoint criteria (≤15% reduction in eGFR and ≥50% reduction in UPCR), change in glomerular inflammation (as measured by disease total activity score in a renal biopsy), change in patient reported fatigue (as measured by FACIT-Fatigue score), and safety and tolerability12,15.

About C3G

C3 glomerulopathy (C3G) is an ultra-rare, progressive complement-mediated kidney disease that initially presents in mostly children and young adults4-6,18. Each year, approximately 1-2 people per million worldwide are newly diagnosed with C3G, a form of membranoproliferative glomerulonephritis (MPGN)4.

In C3G, overactivation of the alternative complement pathway – part of the immune system – causes deposits of C3 protein to build up in kidney glomeruli (a network of blood vessels that filter waste and remove extra fluids from the blood)4,7,18-20. This triggers inflammation and glomerular damage that results in proteinuria (protein in urine), hematuria (blood in urine) and reduced kidney function4,7,18-20. Approximately 50% of C3G patients progress to kidney failure within 10 years of diagnosis, at which point they will require dialysis and/or kidney transplantation6-7, with over 55% of patients with C3G experiencing disease recurrence post-transplant21-24.

About iptacopan

Iptacopan is an oral, Factor B inhibitor of the alternative complement pathway17.

Discovered at Novartis, iptacopan recently demonstrated clinically meaningful and highly statistically significant proteinuria reduction in patients with IgA nephropathy (IgAN) at the interim analysis in the Phase III APPLAUSE-IgAN study (NCT04578834)10. Iptacopan is also being investigated in Phase III studies for atypical hemolytic uremic syndrome (aHUS) (APPELHUS [NCT04889430]) and immune complex membranoproliferative glomerulonephritis (IC-MPGN) (APPARENT [NCT05755386])13-14. On December 5, 2023, the FDA approved iptacopan, under the brand name Fabhalta®, as the first oral monotherapy for the treatment of adults with paroxysmal nocturnal hemoglobinuria (PNH), and it is currently being reviewed by the EMA for the same indication16-17.

Based on disease prevalence, unmet needs and data from Phase II studies, iptacopan has received FDA Breakthrough Therapy Designation in C3G and PNH, orphan drug designations from the FDA and EMA in PNH and C3G, EMA PRIME designation for C3G, and EMA orphan drug designation in IgAN25-28.

Novartis and renal

Chronic kidney disease (CKD) affects 1 in 10 people worldwide29. People living with CKD may ultimately progress to kidney failure, requiring maintenance dialysis and/or kidney transplantation30-31.

At Novartis, our mission in nephrology began 40 years ago with transplantation and immunosuppression. Our commitment continues today through our aim to transform the lives of people living with kidney diseases by investigating new options that may slow kidney disease progression and extend dialysis-free life.

We are committed to advancing the development of our renal portfolio, exploring potential therapeutic options to address the current unmet need for people living with C3G, IgAN, IC-MPGN, lupus nephritis and aHUS.

Disclaimer

This press release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements can generally be identified by words such as “potential,” “can,” “will,” “plans,” “may,” “could,” “investigational,” “progressing,” “development,” “upcoming,” “ongoing,” “aim,” or similar terms, or by express or implied discussions regarding potential marketing approvals, new indications or labeling for iptacopan, or regarding potential future revenues from iptacopan. You should not place undue reliance on these statements. Such forward-looking statements are based on our current beliefs and expectations regarding future events, and are subject to significant known and unknown risks and uncertainties. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those set forth in the forward-looking statements. There can be no guarantee that iptacopan will be submitted or approved for sale or for any additional indications or labeling in any market, or at any particular time. Nor can there be any guarantee that iptacopan will be commercially successful in the future. In particular, our expectations regarding iptacopan could be affected by, among other things, the uncertainties inherent in research and development, including clinical trial results and additional analysis of existing clinical data; regulatory actions or delays or government regulation generally; global trends toward health care cost containment, including government, payor and general public pricing and reimbursement pressures and requirements for increased pricing transparency; our ability to obtain or maintain proprietary intellectual property protection; the particular prescribing preferences of physicians and patients; general political, economic and business conditions, including the effects of and efforts to mitigate pandemic diseases; safety, quality, data integrity or manufacturing issues; potential or actual data security and data privacy breaches, or disruptions of our information technology systems, and other risks and factors referred to in Novartis AG’s current Form 20-F on file with the US Securities and Exchange Commission. Novartis is providing the information in this press release as of this date and does not undertake any obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise.

About Novartis

Novartis is an innovative medicines company. Every day, we work to reimagine medicine to improve and extend people’s lives so that patients, healthcare professionals and societies are empowered in the face of serious disease. Our medicines reach more than 250 million people worldwide.

Reimagine medicine with us: Visit us at https://www.novartis.com and connect with us on LinkedIn, Facebook, X/Twitter and Instagram.

References

1.	Novartis data on file.
2.	Novartis iptacopan meets primary endpoints in Phase II study in rare kidney disease C3 glomerulopathy (C3G). Novartis. Accessed December 6, 2023. https://www.novartis.com/news/media-releases/novartis-iptacopan-meets-primary-endpoints-phase-ii-study-rare-kidney-disease-c3-glomerulopathy-c3g
3.	Wong E, Nester C, Cavero T, et al. Efficacy and Safety of Iptacopan in Patients With C3 Glomerulopathy. Kidney Int Rep. 2023;8:2754-2764.
4.	Schena FP, Esposito P, Rossini M. A Narrative Review on C3 Glomerulopathy: A Rare Renal Disease. Int J Mol Sci. 2020;21(2):525.
5.	Smith RJ, Alexander J, Barlow PN, et al. New Approaches to the Treatment of Dense Deposit Disease. J Am Soc Nephrol. 2007;18(9):2447-2456.
6.	Martin B, Smith RJH. In: Adam MP, Ardinger HH, Pagon RA, et al. C3 Glomerulopathy. GeneReviews® [Internet]. Updated 2018. University of Washington, Seattle; 1993-2022.
7.	Smith RJH, Appel GB, Blom AM, et al. C3 Glomerulopathy – Understanding a Rare Complement-driven Renal Disease. Nat Rev Nephrol. 2019;15(3):129-143.
8.	Goodship TH, Cook HT, Fakhouri F, et al. Atypical Hemolytic Uremic Syndrome and C3 Glomerulopathy: Conclusions from a “Kidney Disease: Improving Global Outcomes” (KDIGO) Controversies Conference. Kidney Int. 2017;91(3):539-551.
9.	Kidney Disease: Improving Global Outcomes (KDIGO) Glomerular Diseases Work Group. KDIGO 2021 Clinical Practice Guideline for the Management of Glomerular Diseases. Kidney Int. 2021;100(4S):S1-S276.
10.	Novartis investigational iptacopan Phase III study demonstrates clinically meaningful and highly statistically significant proteinuria reduction in patients with IgA nephropathy (IgAN). Novartis. Accessed December 6, 2023. https://www.novartis.com/news/media-releases/novartis-investigational-iptacopan-phase-iii-study-demonstrates-clinically-meaningful-and-highly-statistically-significant-proteinuria-reduction-patients-iga-nephropathy-igan
11.	Novartis Pharmaceuticals. Study of Efficacy and Safety of LNP023 in Primary IgA Nephropathy Patients (APPLAUSE-IgAN). clinicaltrials.gov. Accessed December 6, 2023. https://clinicaltrials.gov/study/NCT04578834
12.	Novartis Pharmaceuticals. Study of Efficacy and Safety of Iptacopan in Patients With C3 Glomerulopathy. (APPEAR-C3G). clinicaltrials.gov. Accessed December 6, 2023. https://clinicaltrials.gov/study/NCT04817618
13.	Novartis Pharmaceuticals. Efficacy and Safety of Iptacopan (LNP023) in Adult Patients With Atypical Hemolytic Uremic Syndrome Naive to Complement Inhibitor Therapy (APPELHUS). clinicaltrials.gov. Accessed December 6, 2023. https://clinicaltrials.gov/study/NCT04889430
14.	Novartis Pharmaceuticals. Study of Efficacy and Safety of Iptacopan in Participants With IC-MPGN (APPARENT). clinicaltrials.gov. Accessed December 6, 2023. https://clinicaltrials.gov/study/NCT05755386
15.	Bomback AS, Kavanagh D, Vivarelli M, et al. Alternative Complement Pathway Inhibition With Iptacopan for the Treatment of C3 Glomerulopathy-Study Design of the APPEAR-C3G Trial. Kidney Int Rep. 2022;7(10):2150-2159.
16.	Novartis receives FDA approval for Fabhalta® (iptacopan), offering superior hemoglobin improvement in the absence of transfusions as the first oral monotherapy for adults with PNH. Novartis. Accessed December 6, 2023. https://www.novartis.com/news/media-releases/novartis-receives-fda-approval-fabhalta-iptacopan-offering-superior-hemoglobin-improvement-absence-transfusions-first-oral-monotherapy-adults-pnh
17.	Iptacopan Prescribing Information. East Hanover, NJ: Novartis Pharmaceuticals Corp; December 2023.
18.	Medjeral-Thomas NR, O'Shaughnessy MM, O'Regan JA, et al. C3 Glomerulopathy: Clinicopathologic Features and Predictors of Outcome. Clin J Am Soc Nephrol. 2014;9(1):46-53.
19.	Ravindran A, Fervenza FC, Smith RJH, Sethi S. C3 Glomerulopathy Associated with Monoclonal Ig is a Distinct Subtype. Kidney Int. 2018;94(1):178-186.
20.	Caravaca-Fontán F, Lucientes L, Cavero T, Praga M. Update on C3 Glomerulopathy: A Complement-Mediated Disease. Nephron. 2020;144(6):272-280.
21.	Servais A, Noël LH, Roumenina LT, et al. Acquired and Genetic Complement Abnormalities Play a Critical Role in Dense Deposit Disease and Other C3 Glomerulopathies. Kidney Int. 2012;82(4):454-464.
22.	Zand L, Lorenz EC, Cosio FG, et al. Clinical Findings, Pathology, and Outcomes of C3GN after Kidney Transplantation. J Am Soc Nephrol. 2014;25(5):1110-1117.
23.	Regunathan-Shenk R, Avasare RS, Ahn W, et al. Kidney Transplantation in C3 Glomerulopathy: A Case Series. Am J Kidney Dis. 2019;73(3):316-323.
24.	Caravaca-Fontán F, Polanco N, Villacorta B, et al. Recurrence of Immune Complex and Complement-mediated Membranoproliferative Glomerulonephritis in Kidney Transplantation. Nephrol Dial Transplant. 2023;38(1):222-235.
25.	Novartis investigational oral therapy iptacopan (LNP023) receives FDA Breakthrough Therapy Designation for PNH and Rare Pediatric Disease Designation for C3G. Novartis. Accessed December 6, 2023. https://www.novartis.com/news/media-releases/novartis-investigational-oral-therapy-iptacopan-lnp023-receives-fda-breakthrough-therapy-designation-pnh-and-rare-pediatric-disease-designation-c3g
26.	Novartis announces European Medicines Agency (EMA) has granted orphan drug designation for iptacopan (LNP023) in IgA nephropathy (IgAN). Novartis. Accessed December 6, 2023. https://www.novartis.com/news/media-releases/novartis-announces-european-medicines-agency-ema-has-granted-orphan-drug-designation-iptacopan-lnp023-iga-nephropathy-igan
27.	Novartis received European Medicines Agency (EMA) PRIME designation for iptacopan (LNP) in C3 glomerulopathy (C3G). Novartis. Accessed December 6, 2023. https://www.novartis.com/news/media-releases/novartis-received-european-medicines-agency-ema-prime-designation-iptacopan-lnp-c3-glomerulopathy-c3g
28.	Novartis data on file.
29.	National Kidney Foundation. Global Facts: About Kidney Disease. Accessed December 6, 2023. https://www.kidney.org/kidneydisease/global-facts-about-kidney-disease
30.	NHS. Kidney Disease. Accessed December 6, 2023. https://www.nhs.uk/conditions/kidney-disease/
31.	National Kidney Foundation. Chronic kidney disease (CKD). Accessed December 6, 2023. https://www.kidney.org/atoz/content/about-chronic-kidney-disease

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Novartis AG

Date: December 11, 2023	By:	/s/ PAUL PENEPENT
	Name:	Paul Penepent
	Title:	Head Group Financial Reporting and Accounting